UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL WINS MAJOR TENDER TO SUPPLY TRAM RAILS TO MOSCOW METRO

Chelyabinsk, Russia – September 21, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports winning the tender for supplying tram rails to Moscow Metro. Shipments will begin this month.

The contract stipulates supplies of over 5,000 tonnes of RT62-type rails. The rails produced by Chelyabinsk Metallurgical Plant’s universal rolling mill will be used for reconstruction of existing tramway lines, as well as construction of new ones in Russia’s capital megapolis.

The universal rolling mill began producing RT62-type rails in 2021. The RT62-type’s distinct feature is an additional flange meant for tramway wheels. For this type of output, another Mechel enterprise — Urals Stampings Plant — produced roller guide. Pilot rolling yielded rails fully compliant with the GOST R 55941-2014 standard. During final tests, the new tramway rails were examined in every particular, including the steel’s chemical specifications, mechanical and surface qualities, roll shape and alignment. The rails aced acceptance tests which confirmed their excellent quality as far exceeding standard requirements. The RT62 rails were then successfully certified.

“Last year Chelyabinsk Metallurgical Plant supplied Moscow Metro with 25,000 tonnes of main-line rails for construction of new lines and repairs of existing ones. We are glad that in 2021 our fruitful partnership expanded to include this new product. We consider city transport infrastructure as a promising market segment for our rails,” Mechel Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev said.

Chelyabinsk Metallurgical Plant’s rails are marketed both domestically and internationally. Their key customers include Russian Railways, national railway systems in former Soviet states, city subways and municipal transport networks. Other consumers include industrial holdings and port terminals.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: September 21, 2021

2